                      Morgan Stanley
                      Charter Series

      January 2002
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated October 11, 2000 and the Prospectus Supplement dated December 19, 2001.

                                                      Issued: February 28, 2002

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                               INCEPTION-
                                                                                TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999     2000   2001   2002     RETURN     RETURN
FUND                %       %    %    %    %      %        %      %      %         %          %
----------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)    23.8  (3.3)    1.7      72.0       7.1
                 (10 mos.)                                             (1 mo.)
----------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9     22.0   9.7     1.6      39.9       12.2
                                               (10 mos.)               (1 mo.)
----------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)    12.1  (11.3)   1.3     (6.5)      (2.3)
                                               (10 mos.)               (1 mo.)
----------------------------------------------------------------------------------------------------
Charter Welton..    --      --  --    --  --    (10.7)    (8.2) (13.0)  (0.6)    (29.1)     (11.1)
                                               (10 mos.)               (1 mo.)
----------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

c/o Managed Futures Department
825 Third Avenue, 8th Floor
New York, NY 10022
Telephone (201) 876-4647

Morgan Stanley Charter Series
Monthly Report
January 2002

Dear Limited Partner:

 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of January 31, 2002 was as follows:

                   FUND             N.A.V. % CHANGE FOR MONTH
                   ------------------------------------------
                   Charter MSFCM    $17.20        1.66%
                   ------------------------------------------
                   Charter Graham   $13.99        1.56%
                   ------------------------------------------
                   Charter Millburn  $9.35        1.35%
                   ------------------------------------------
                   Charter Welton    $7.09       -0.52%
                   ------------------------------------------

ANNOUNCING SEVERAL ENHANCEMENTS TO YOUR MONTHLY FINANCIAL REPORT

 Commencing this month, the financial report you receive has been enhanced to provide you with more comprehensive information on your Charter Series investment. The annual rates of return for each Charter fund have been combined into one concise table. Detailed performance information for each fund is now located in the body of the financial report. For each fund, we provide trading results by sector charts that portray trading gains and trading losses for the previous month and year-to-date in each sector in which the fund participates.

 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which a fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each fund during the previous month.

 I hope you find this enhanced information informative. Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, 825 Third Avenue, 8th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

CHARTER MSFCM

                                    [CHART]

                   Month ended         YTD ended
                December 31, 2001  December 31, 2001
                -----------------  -----------------
Currencies            0.10%              0.10%
Interest Rates        1.94%              1.94%
Stock Indices         0.17%              0.17%
Energies              1.23%              1.23%
Metals              (0.82)%            (0.82)%


  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Japanese government bond prices trended lower on concerns regarding the creditworthiness of Japanese companies and overall weakness of their economy, thereby producing profits from short futures positions.

..  Natural gas prices declined following a higher-than-expected American Gas
   Association inventory report and forecasts of mild weather for the Eastern U.S., thereby recording gains from short futures positions.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Gold futures prices moved in erratic manner on conflicting supply concerns and economic outlook, thereby resulting in losses.

.. U.S. stock index prices rose early in the month boosted by renewed optimism that the economy could be turning for the better, thereby producing losses for short positions.

CHARTER GRAHAM



                                    [CHART]

                   Month ended         YTD ended
                December 31, 2001  December 31, 2001
                -----------------  -----------------
Currencies             1.13%             1.13%
Interest Rates        (0.33)%           (0.33)%
Stock Indices          0.10%             0.10%
Energies               1.86%             1.86%
Metals                (0.72)%           (0.72)%
Agriculturals          0.09%             0.09%



  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Natural gas prices declined following a higher-than-expected American Gas
   Association inventory report and forecasts of mild weather for the Eastern U.S., thereby recording gains from short futures positions.

..  The value of the yen weakened relative to the U.S. dollar after the Japanese
   Finance Minister stated that his policy was not to intervene in the foreign exchange markets, thereby providing gains for short positions.

.. Cocoa prices increased on reports that end-of-harvest shipments from top producer Ivory Coast were tailing off quicker-than-expected, thereby benefiting long positions.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Copper prices increased on expectations for an economic recovery in the U.S.
   that would boost demand, thereby producing losses for short positions.

CHARTER MILLBURN



                                    [CHART]

                    Month ended         YTD ended
                December 31, 2001   December 31, 2001
                -----------------   -----------------
Currencies            3.09%               3.09%
Interest Rates       (0.21)%             (0.21)%
Stock Indices        (0.33)%             (0.33)%
Energies              0.62%               0.62%
Metals               (0.27)%             (0.27)%
Agriculturals        (0.88)%             (0.88)%


  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  The value of the yen weakened relative to the U.S. dollar after the Japanese
   Finance Minister stated that his policy was not to intervene in the foreign exchange markets, thereby providing gains for short positions. Short positions in the euro also profited as its value weakened versus the U.S. dollar on an improving economic outlook for the U.S.

..  Natural gas prices declined following a higher-than-expected American Gas
   Association inventory report and forecasts of mild weather for the Eastern U.S., thereby recording gains from short futures positions.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Sugar futures prices declined amid news that Brazilian exports are expected to flood the international sugar market during the summer, producing losses for long positions.

.. Hang Seng Index prices tumbled due to strong losses in the telecommunications sector, generating losses for long positions.

CHARTER WELTON


                                    [CHART]

                   Month ended        YTD ended
                December 31, 2001  December 31, 2001
                -----------------  -----------------
Currencies             0.69%              0.69%
Interest Rates       (0.70)%            (0.70)%
Stock Indices        (1.77)%            (1.77)%
Energies               0.16%              0.16%
Metals               (0.03)%            (0.03)%
Agriculturals          0.21%              0.21%


 *Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. U.S. stock index prices rose early in the month boosted by renewed optimism that the economy could be turning for the better, thereby producing losses for short positions.

..  Long-term U.S. and German interest rate prices rallied after Federal Reserve
   Chairman Greenspan expressed his cautiousness about an improving U.S. economy, producing losses for short positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  The value of the yen weakened relative to the U.S. dollar after the Japanese
   Finance Minister stated that his policy was not to intervene in the foreign exchange markets, thereby providing gains for short positions.

..  Natural gas prices declined following a higher-than-expected American Gas
   Association inventory report and forecasts of mild weather for the Eastern U.S., thereby recording gains from short futures positions.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JANUARY 31, 2002  (UNAUDITED)

                                   MORGAN STANLEY             MORGAN STANLEY             MORGAN STANLEY
                                 CHARTER MSFCM L.P.         CHARTER GRAHAM L.P.      CHARTER MILLBURN L.P.
                             --------------------------  ------------------------- -------------------------
                                          PERCENTAGE OF             PERCENTAGE OF              PERCENTAGE OF
                                         JANUARY 1, 2002           JANUARY 1, 2002            JANUARY 1, 2002
                                            BEGINNING                 BEGINNING                  BEGINNING
                               AMOUNT    NET ASSET VALUE  AMOUNT   NET ASSET VALUE  AMOUNT    NET ASSET VALUE
                             ----------  --------------- --------- --------------- ---------  ---------------
                                 $              %           $             %           $              %
REVENUES
Trading profit (loss):
  Realized                    2,159,233        5.09        734,704      1.53        (483,828)      (1.60)
  Net change in unrealized   (1,201,721)      (2.83)       303,228       .63       1,073,346        3.55
                             ----------       -----      ---------      ----       ---------       -----
   Total Trading Results        957,512        2.26      1,037,932      2.16         589,518        1.95
Interest income (Note 2)         63,681         .15         71,694       .15          43,882         .15
                             ----------       -----      ---------      ----       ---------       -----
   Total Revenues             1,021,193        2.41      1,109,626      2.31         633,400        2.10
                             ----------       -----      ---------      ----       ---------       -----
EXPENSES
Brokerage fees (Note 2)         247,333         .58        279,654       .58         176,275         .58
Management fees (Note 2 & 3)     70,667         .17         79,902       .17          50,363         .17
                             ----------       -----      ---------      ----       ---------       -----
   Total Expenses               318,000         .75        359,556       .75         226,638         .75
                             ----------       -----      ---------      ----       ---------       -----
NET INCOME (LOSS)               703,193        1.66        750,070      1.56        406, 762        1.35
                             ==========       =====      =========      ====       =========       =====

                                  MORGAN STANLEY
                                CHARTER WELTON L.P.
                             ------------------------
                                        PERCENTAGE OF
                                       JANUARY 1, 2002
                                          BEGINNING
                              AMOUNT   NET ASSET VALUE
                             --------  ---------------
                                $             %
REVENUES
Trading profit (loss):
  Realized                   (338,747)      (2.03)
  Net change in unrealized    350,590        2.11
                             --------       -----
   Total Trading Results       11,843         .08
Interest income (Note 2)       25,793         .15
                             --------       -----
   Total Revenues              37,636         .23
                             --------       -----
EXPENSES
Brokerage fees (Note 2)        97,143         .58
Management fees (Note 2 & 3)   27,755         .17
                             --------       -----
   Total Expenses             124,898         .75
                             --------       -----
NET INCOME (LOSS)             (87,262)       (.52)
                             ========       =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JANUARY 31, 2002  (UNAUDITED)

                           MORGAN STANLEY                   MORGAN STANLEY                  MORGAN STANLEY
                         CHARTER MSFCM L.P.              CHARTER GRAHAM L.P.             CHARTER MILLBURN L.P.
                  -------------------------------- -------------------------------- -------------------------------
                                             PER                              PER                              PER
                      UNITS        AMOUNT    UNIT      UNITS        AMOUNT    UNIT      UNITS        AMOUNT    UNIT
                  -------------  ----------  ----- -------------  ----------  ----- -------------  ----------  ----
                                     $        $                       $        $                       $        $
Net Asset Value,
 January 1, 2002  2,505,315.694  42,399,948  16.92 3,480,546.336  47,940,768  13.77 3,275,652.396  30,218,601  9.23
Net Income (Loss)       --          703,193    .28       --          750,070    .22       --          406,762   .12
Redemptions         (52,329.863)   (900,074) 17.20   (50,078.999)   (700,605) 13.99   (82,581.340)   (772,136) 9.35
Subscriptions        84,010.147   1,444,975  17.20   182,172.252   2,548,590  13.99    78,742.598     736,243  9.35
                  -------------  ----------        -------------  ----------        -------------  ----------
Net Asset Value,
 January 31, 2002 2,536,995.978  43,648,042  17.20 3,612,639.589  50,538,823  13.99 3,271,813.654  30,589,470  9.35
                  =============  ==========        =============  ==========        =============  ==========

                           MORGAN STANLEY
                        CHARTER WELTON L.P.
                  -------------------------------
                                             PER
                      UNITS        AMOUNT    UNIT
                  -------------  ----------  ----
                                     $        $
Net Asset Value,
 January 1, 2002  2,335,810.312  16,653,076  7.13
Net Income (Loss)       --          (87,262) (.04)
Redemptions         (94,012.617)   (666,549) 7.09
Subscriptions        38,940.373     276,087  7.09
                  -------------  ----------
Net Asset Value,
 January 31, 2002 2,280,738.068  16,175,352  7.09
                  =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW,
MSFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnerships. Morgan Stanley DW will pay all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP. Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


MANAGEMENT FEE. Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor,
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Jersey City, NJ 07311-3977
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